UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
29 April 2026
Commission File number 001-35079
LLOYDS BANK plc
(Translation of registrant's name into English)
33 Old Broad Street
London
EC2N 1HZ
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1)
________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7)
________.
This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File
No. 333-287829-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Page 1 of 7
EXPLANATORY NOTE
This report on Form 6-K, which includes the unaudited consolidated interim results of Lloyds Bank plc for the three months ended 31 March 2026, is being incorporated by reference into the Registration Statement with File No.
333-287829-01.
FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities
Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Lloyds
Bank Group’s or its directors’ and/or management’s beliefs and expectations, are forward-looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’,
‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’,
‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Lloyds Bank Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-downs; the Lloyds Bank Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Lloyds Bank Group or its management and other statements that are not historical fact and statements of assumptions underlying such statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, targets, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward-looking statements include, but are not limited to: general economic and business conditions in the UK and internationally (including in relation to tariffs); imposed and threatened tariffs and changes to global trade policies; acts of hostility or terrorism and responses to those acts, or other such events;
geopolitical unpredictability; the war between Russia and Ukraine; the escalation of conflicts in the Middle East; the tensions between China and Taiwan; political instability including as a result of any UK general election; market related risks, trends and developments; changes in client and consumer behaviour and demand; exposure to counterparty risk;
the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Lloyds Bank Group’s securities; natural pandemic and other disasters; risks concerning borrower and counterparty credit quality; risks affecting defined benefit pension schemes; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Lloyds Bank Group; risks associated with the
Lloyds Bank Group’s compliance with a wide range of laws and regulations; assessment related to resolution planning requirements; risks related to regulatory actions which may be taken in the event of a bank or Lloyds Bank Group or
Lloyds Banking Group failure; exposure to legal, regulatory or competition proceedings, investigations or complaints;
failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; operational risks including risks as a result of the failure of third party suppliers; conduct risk; risks related to new and emerging technologies, including artificial intelligence; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; technological failure; inadequate or failed internal or external processes or systems; risks relating to ESG matters, such as climate change (and achieving climate change ambitions) and decarbonisation, including the Lloyds Bank Group’s or the Lloyds Banking Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively, and human rights issues;
the impact of competitive conditions; failure to attract, retain and develop high calibre talent; the ability to achieve strategic objectives; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; and assumptions and estimates that form the basis of the Lloyds Bank Group’s financial statements. A number of these influences and factors are beyond the Lloyds Bank Group’s control. Please refer to the latest Annual
Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Bank plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Bank plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today’s date, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Page 2 of 7
STATUTORY INFORMATION (IFRS)

CONDENSED CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Three months ended 31 Mar 2026 £m	Three months ended 31 Mar 2025 £m

Net interest income	3,490	3,244
Other income	1,267	1,127
Total income	4,757	4,371
Operating expenses	(2,840)	(2,884)
Impairment	(292)	(310)
Profit before tax	1,625	1,177
Tax expense	(383)	(296)
Profit after tax	1,242	881

Profit attributable to ordinary shareholders	1,129	774
Profit attributable to other equity holders	106	98
Profit attributable to non-controlling interests	7	9
Profit after tax	1,242	881
CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)

	At 31 Mar 2026 £m	At 31 Dec 2025 £m

Assets
Cash and balances at central banks	40,517	37,720
Financial assets at fair value through profit or loss	2,404	2,279
Derivative financial instruments	3,401	3,260
Financial assets at amortised cost	535,836	524,467
Financial assets at fair value through other comprehensive income	35,379	36,257
Other assets	28,815	27,352
Total assets	646,352	631,335
Liabilities
Deposits from banks	4,753	3,085
Customer deposits	462,988	465,207
Repurchase agreements at amortised cost	40,714	37,567
Due to fellow Lloyds Banking Group undertakings	4,712	3,852
Financial liabilities at fair value through profit or loss	4,160	4,243
Derivative financial instruments	4,547	4,286
Debt securities in issue at amortised cost	62,456	52,132
Other liabilities	12,195	10,963
Subordinated liabilities	7,659	8,020
Total liabilities	604,184	589,355
Total equity	42,168	41,980
Total equity and liabilities	646,352	631,335

Page 3 of 7
FINANCIAL REVIEW
Income statement
The Group’s statutory profit before tax for the first three months of 2026 was £1,625 million, 38% higher than in the first three months of 2025, reflecting higher total income, controlled costs and benign impairments. Profit after tax was £1,242 million (three months to 31 March 2025: £881 million).
Total income for the three months to 31 March 2026 was £4,757 million, an increase of 9% on the prior year (three months to 31 March 2025: £4,371 million). Net interest income of £3,490 million was up 8% on the prior year (three months to 31 March 2025: £3,244 million), driven by higher average interest-earning assets and a higher margin.
The margin benefitted from stronger structural hedge income as eligible balances were reinvested into a higher rate environment alongside strong customer led growth, partially offset by asset margin compression, in particular in the UK mortgages portfolio.
Other income increased by 12% to £1,267 million (three months to 31 March 2025: £1,127 million), with higher net fee and commission income and higher other operating income. Net fee and commission income increased as a result of strengthening customer activity, while other operating income increased as a result of vehicle fleet growth and higher average vehicle rental values in UK Motor Finance within Retail.
Operating expenses of £2,840 million were 2% lower (three months to 31 March 2025: £2,884 million) reflecting increased cost savings and a lower severance expense, partially offset by business growth costs, inflationary pressures and higher operating lease depreciation. The increased operating lease depreciation reflected fleet growth, the depreciation of higher value vehicles and declines in used car prices, partially offset by risk mitigation actions.
A remediation charge of £8 million was recognised by the Group in the first three months of 2026 (three months to
31 March 2025: £nil) across a small number of pre-existing rectification programmes. There has been no change to the provision for motor finance commission arrangements, following the announcement of the final rules of the industry wide redress scheme. However, there remain a number of uncertainties including response rates, operational costs, litigation and the result of challenge from other parties which could impact the ultimate outcome.
The impairment charge was £292 million, down from £310 million in the three months to 31 March 2025. The charge remains low due to continued strong and stable credit performance across portfolios and benefits from quarterly model calibrations reflecting this performance. The charge includes the impact of the deterioration in economic outlook as a result of the Middle East conflict, partly offset by the release of the post model adjustment for global tariff and political disruption risks now considered to be adequately captured within assumptions and resulting modelled provisions.

Page 4 of 7
FINANCIAL REVIEW (continued)
Balance sheet
As at 31 March 2026, total assets were £15,017 million higher at £646,352 million (31 December 2025:
£631,335 million). Financial assets at amortised cost were £11,369 million higher at £535,836 million (31 December
2025: £524,467 million) including increases in loans and advances to customers of £4,022 million, reverse repurchase agreements of £4,396 million, debt securities of £1,919 million and loans and advances to banks of
£660 million. Amounts due from fellow Lloyds Banking Group undertakings increased by £372 million.
Loans and advances to customers included growth of £1,614 million in UK mortgages in a period with significant maturities, alongside growth across credit cards, UK Retail unsecured loans, UK Motor Finance and the European retail business totalling £1,751 million. Lending balances also increased in Commercial Banking by £1,885 million, reflecting growth across Corporate and Institutional Banking and Business and Commercial Banking, net of
continued government-backed lending repayments. These increases were partially offset by movements in the central fair value hedge resulting from rising swap rates.
Cash and balances at central banks increased by £2,797 million to £40,517 million (31 December 2025:
£37,720 million and financial assets at fair value through other comprehensive income of £35,379 million decreased by £878 million, reflecting changes in liquidity holdings.
Total liabilities were £14,829 million higher at £604,184 million (31 December 2025: £589,355 million). Customer deposits of £462,988 million decreased by £2,219 million in the quarter. Retail deposits of £322,131 million were down by £3,037 million, including a reduction in Retail UK savings account balances given Group participation decisions in the fixed term deposit market. Retail UK current account balances increased by £616 million, supported by the strength of the Group’s franchise and proposition. Commercial Banking deposits of £140,578 million were up £763 million in the quarter, resulting from Corporate and Institutional Banking growth, partially offset by seasonal net outflows in Business and Commercial Banking.
Repurchase agreements at amortised cost increased by £3,147 million to £40,714 million (31 December 2025:
£37,567 million). Debt securities in issue at amortised cost increased by £10,324 million in the quarter, to
£62,456 million (31 December 2025: £52,132 million), due to new issuances in the period, while subordinated liabilities decreased to £7,659 million as a result of redemptions in the period.
Total equity was £42,168 million at 31 March 2026 (31 December 2025: £41,980 million). Profit for the period and a higher pension surplus were partially offset by dividends paid and the unwind of the cash flow hedge reserve.
Capital
The Group’s common equity tier 1 (CET1) capital ratio remains at 13.6% at 31 March 2026 (31 December 2025:
13.6%). Profit for the first three months of the year was broadly offset by the accrual for the foreseeable ordinary dividend and an increase in risk-weighted assets.
Risk-weighted assets increased by £4,115 million to £198,415 million at 31 March 2026 (31 December 2025:
£194,300 million), largely reflecting the impact of strong customer lending growth in a period with limited planned optimisation.
The Group’s total capital ratio reduced to 19.9% at 31 March 2026 (31 December 2025: 20.1%), with the increase in total capital resources through CET1 capital more than offset by the increase in risk-weighted assets.
The Group’s UK leverage ratio remains at 5.2% at 31 March 2026 (31 December 2025: 5.2%). The increase in total tier 1 capital was broadly offset by an increase in the leverage exposure measure. The latter primarily reflects increases across securities financing transactions, loans and advances, other assets and off-balance sheet items, due in part to strong customer lending growth.

Page 5 of 7
ADDITIONAL FINANCIAL INFORMATION
1.Basis of presentation
This release covers the results of Lloyds Bank plc together with its subsidiaries (the Group) for the three months ended 31 March 2026.
The Group’s Q1 2026 Interim Pillar 3 Disclosures can be found at: www.lloydsbankinggroup.com/investors/
financial-downloads.html.
Accounting policies
The accounting policies are consistent with those applied by the Group in its 2025 Annual Report on Form 20-F.
2.Loans and advances to customers and expected credit loss allowance

At 31 March 2026	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	287,440	29,116	4,010	4,885	325,451	8.9	1.2
Credit cards	15,598	2,267	296	–	18,161	12.5	1.6
UK unsecured loans and overdrafts	10,972	1,404	190	–	12,566	11.2	1.5
UK Motor Finance	14,401	2,903	139	–	17,443	16.6	0.8
Other	22,099	400	134	–	22,633	1.8	0.6
Retail	350,510	36,090	4,769	4,885	396,254	9.1	1.2
Business and Commercial Banking	24,711	3,368	946	–	29,025	11.6	3.3
Corporate and Institutional Banking	41,649	1,876	742	–	44,267	4.2	1.7
Commercial Banking	66,360	5,244	1,688	–	73,292	7.2	2.3
Other[1]	(1,034)	–	–	–	(1,034)
Total gross lending	415,836	41,334	6,457	4,885	468,512	8.8	1.4

Customer related ECL allowance (drawn and undrawn)
UK mortgages	58	217	320	160	755
Credit cards	210	279	132	–	621
UK unsecured loans and overdrafts	175	227	106	–	508
UK Motor Finance[2]	200	150	78	–	428
Other	18	10	31	–	59
Retail	661	883	667	160	2,371
Business and Commercial Banking	80	161	117	–	358
Corporate and Institutional Banking	92	118	253	–	463
Commercial Banking	172	279	370	–	821
Other	–	–	–	–	–
Total	833	1,162	1,037	160	3,192

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers
	Stage 1%	Stage 2%	Stage 3%	POCI %	Total %
UK mortgages	–	0.7	8.0	3.3	0.2
Credit cards	1.3	12.3	44.6	–	3.4
UK unsecured loans and overdrafts	1.6	16.2	55.8	–	4.0
UK Motor Finance	1.4	5.2	56.1	–	2.5
Other	0.1	2.5	23.1	–	0.3
Retail	0.2	2.4	14.0	3.3	0.6
Business and Commercial Banking	0.3	4.8	12.4	–	1.2
Corporate and Institutional Banking	0.2	6.3	34.1	–	1.0
Commercial Banking	0.3	5.3	21.9	–	1.1
Other		–	–	–
Total	0.2	2.8	16.1	3.3	0.7
1Contains central fair value hedge accounting adjustments.
2UK Motor Finance includes £242 million relating to provisions against residual values of vehicles subject to finance leases.

Page 6 of 7
ADDITIONAL FINANCIAL INFORMATION (continued)
3.UK economic assumptions
Base case and MES economic assumptions
The Group’s base case economic scenario has been updated to reflect events through to the balance sheet date, including those relating to the conflict in the Middle East. The Group has included assumptions for energy prices and war-related impacts in its quarter-end base case conditioning assumptions.
Reflecting the stagflationary consequences for the global and UK economies, the Group’s base case scenario is for a reduced expansion in gross domestic product (GDP) and a rise in the unemployment rate alongside more limited gains in residential and commercial property prices relative to the outlook as at 31 December 2025. Increases in energy prices lead to the re-emergence of inflationary pressures, with reductions in UK Bank Rate expected to be delayed until 2027. Risks around this base case economic view lie in both directions and are largely captured by the generation of alternative economic scenarios.
The Group’s approach to generating alternative economic scenarios is set out in detail in note 19 to the financial statements of the Group’s 2025 Annual Report and Accounts. The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables as of the first quarter of 2026. Actuals for this period, or restatements of past data, may have since emerged prior to publication and have not been included.
UK economic assumptions – base case scenario by quarter
Key quarterly assumptions made by the Group in the base case scenario are shown below. GDP growth is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year, i.e. from the equivalent quarter in the previous year. Unemployment rate and UK Bank
Rate are presented as at the end of each quarter.

At 31 March 2026	First quarter 2026%	Second quarter 2026%	Third quarter 2026%	Fourth quarter 2026%	First quarter 2027%	Second quarter 2027%	Third quarter 2027%	Fourth quarter 2027%

Gross domestic product growth	0.2	0.2	0.1	0.3	0.4	0.4	0.4	0.4
Unemployment rate	5.3	5.5	5.6	5.6	5.5	5.5	5.3	5.2
House price growth	1.0	0.5	0.2	0.7	0.3	1.1	1.4	1.4
Commercial real estate price growth	0.6	0.2	0.1	(0.3)	(0.4)	(0.3)	(0.3)	0.4
UK Bank Rate	3.75	3.75	3.75	3.75	3.75	3.75	3.50	3.50
CPI inflation	3.2	3.1	3.5	3.9	3.5	3.1	2.1	1.8

Page 7 of 7
ADDITIONAL FINANCIAL INFORMATION (continued)
3.UK economic assumptions (continued)
UK economic assumptions – scenarios by year
Key annual assumptions made by the Group are shown below. GDP growth and CPI inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period.

At 31 March 2026	2026%	2027%	2028%	2029%	2030%	2026-2030 average %

Upside
Gross domestic product growth	1.1	2.4	1.7	1.6	1.6	1.7
Unemployment rate	4.7	3.6	3.2	3.1	3.2	3.6
House price growth	2.2	5.9	7.3	6.8	5.8	5.6
Commercial real estate price growth	5.6	5.6	3.2	1.7	0.3	3.2
UK Bank Rate	4.04	4.97	5.26	5.50	5.65	5.08
CPI inflation	3.5	2.9	2.4	3.1	3.3	3.0

Base case
Gross domestic product growth	0.5	1.2	1.5	1.6	1.7	1.3
Unemployment rate	5.5	5.4	5.0	4.7	4.5	5.0
House price growth	0.7	1.4	1.9	3.1	3.6	2.1
Commercial real estate price growth	(0.3)	0.4	1.3	0.7	(0.4)	0.4
UK Bank Rate	3.75	3.63	3.50	3.50	3.50	3.58
CPI inflation	3.4	2.6	1.8	2.2	2.3	2.5

Downside
Gross domestic product growth	(0.3)	(0.9)	0.7	1.4	1.7	0.5
Unemployment rate	6.3	7.8	7.7	7.2	6.8	7.1
House price growth	(0.5)	(3.3)	(5.8)	(3.2)	(0.7)	(2.7)
Commercial real estate price growth	(5.9)	(7.4)	(2.6)	(2.3)	(3.1)	(4.3)
UK Bank Rate	3.43	1.80	1.00	0.69	0.50	1.48
CPI inflation	3.4	2.5	1.2	1.0	0.8	1.8

Severe downside
Gross domestic product growth	(1.3)	(2.8)	0.3	1.3	1.6	(0.2)
Unemployment rate	7.4	10.5	10.4	9.7	9.0	9.4
House price growth	(1.6)	(7.6)	(12.6)	(8.9)	(5.0)	(7.2)
Commercial real estate price growth	(13.4)	(13.7)	(7.0)	(5.7)	(5.9)	(9.2)
UK Bank Rate	2.96	0.34	0.06	0.02	0.00	0.68
CPI inflation	3.4	2.3	0.3	(0.3)	(0.7)	1.0

Probability-weighted
Gross domestic product growth	0.3	0.5	1.2	1.5	1.7	1.0
Unemployment rate	5.7	6.1	5.8	5.4	5.2	5.7
House price growth	0.6	0.4	(0.2)	1.1	2.1	0.8
Commercial real estate price growth	(1.5)	(1.8)	(0.1)	(0.5)	(1.5)	(1.1)
UK Bank Rate	3.66	3.15	2.93	2.91	2.90	3.11
CPI inflation	3.4	2.7	1.7	1.9	1.9	2.3
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANK plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	29 April 2026